

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2024

The principal balances and results accumulated for the period ending June 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,038,249
Loans and accounts receivables from customers and banks, net	39,337,443
Loans and accounts receivables from customers at fair value, net	38,658
Financial instruments	10,297,810
Financial derivative contracts	12,044,087
Other asset ítems	4,505,772
Total assets	**68,262,019**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,230,749
Time deposits and other time liabilities	16,067,191
Issued debt and regulatory capital instruments	11,002,651
Financial derivative contracts	12,273,779
Other liabilities ítems	11,391,159
Total equity	4,296,490
Total liabilities and Equity	**68,262,019**

Equity attributable to:	
Equity holders of the Bank	4,194,392
Non-controlling interest	102,098

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	820,449
Net fee and commission income	262,023
Result from financial operations	108,382
Total operating income	**1,190,854**
Provision for loan losses	(257,276)
Support expenses	(449,436)
Other results	(45,667)
Income before tax	**438,475**
Income tax expense	(94,779)
Net income for the period	**343,696**

Attributable to:	
Equity holders of the Bank	337,976
Non-controlling interest	5,720

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.038.249
Créditos y cuentas por cobrar a clientes y bancos	39.337.443
Créditos y cuentas por cobrar a clientes a valor razonable	38.658
Instrumentos financieros	10.297.810
Contratos de derivados financieros	12.044.087
Otros rubros del activo	4.505.772
Total Activos	**68.262.019**
Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.230.749
Depósitos y otras captaciones a plazo	16.067.191
Instrumentos de deuda y capital regulatorio emitidos	11.002.651
Contratos de derivados financieros	12.273.779
Otros rubros del pasivo	11.391.159
Total patrimonio	4.296.490
Total Pasivos y Patrimonio	**68.262.019**
Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.194.392
Interés no controlador	102.098

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	820.449
Ingresos netos de comisiones	262.023
Resultado de operaciones financieras	108.382
Total ingresos operacionales	**1.190.854**
Gasto de pérdidas crediticias	(257.276)
Gastos de apoyo	(449.436)
Otros resultados	(45.667)
Resultado antes de impuesto	**438.475**
Impuesto a la renta	(94.779)
Utilidad consolidada del periodo	**343.696**
Resultado atribuible a:	
Tenedores patrimoniales del Banco	337.976
Interés no controlador	5.720

JONATHAN COVARRUBIAS H.   **ROMAN BLANCO R.**

Gerente de Contabilidad   **Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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